Bw Total Return Fund

Prospectus Dated October 1, 2007

The Securities and Exchange Commission ("SEC") has not approved or disapproved these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Introduction

The Bw Total Return Fund is a registered investment company. More specifically it is an open-end, non-diversified management company. This means that the Fund issues new shares and redeems shares continually, and that the Fund's portfolio of securities consists of less than twenty issues.

Before October 1, 2007 the Fund was operated as a 103-12 Account, an account operated for the benefit of two or more unrelated retirement plan sponsors. The securities held by the Fund on October 1, the number of shares outstanding, and the NAV (net asset value), are based on the 103-12 Account at the close of the NYSE (New York Security Exchange) on September 30, 2007.

The shares of the Bw Total Return Fund MAY ONLY BE PURCHASED OR UTILIZED by (a) a pension or profit sharing plan which meets the requirements for qualification under section 401 of the Internal Revenue Code of 1986, or (b) a tax-deferred arrangement under sections 403(b) or 457 of the Internal Revenue Code of 1986.

Investment objective/goals

The investment objective of the Fund is long-term capital appreciation.

Investment Strategy

The investment strategy is the means by which the Fund plans to reach its investment objective.

The Fund is a "Model Portfolio". The Fund has purchased the use of the S&P Total Return Model Portfolio. S&P (Standard & Poor's) is the provider of the Model; S&P is independent of the Fund and the Fund's investment adviser. S&P has developed the strategy and S&P security analysts choose the issues to be included in the portfolio. The investment adviser purchases and sells issues as directed by S&P.

The Fund invests in common stock issues that provide a total return from dividend payments and from appreciation of the share price. To enter the portfolio a stock must have a current yield (dividend paid as a percentage of current share price) at least 30% greater than that of the S&P500 index. The company must not have cut its dividend in the last five years, and that dividend must be secure in the opinion of the analyst who follows the stock.

The stock must be ranked four- or five-STARS (S&P's Stock Appreciation Ranking System), an evaluation of potential price increase over the next 12-month period, to enter the portfolio. Any stock downgraded to one- or two-STARS will be removed from the portfolio.

The portfolio will consist of fifteen companies in a variety of market segments.

Risk

There is a risk that you will lose money - the possibility that your shares will be worth less when you redeem or withdraw them than when you purchased them. There are four types of risk you assume when holding shares in the Bw Total Return Fund:

Asset class risk

The common stocks in the fund may under perform the returns of other classes of stock or fixed income securities.

Non-diversification risk

A non-diversified fund generally may invest a larger percentage of its assets in the securities of a smaller number of issuers. As a result, the fund may be more susceptible to the risks associated with these particular companies, or to a single economic, political or regulatory occurrence affecting these companies.

Issuer risk

The value of a security may decline for a number of reasons, which directly relate to the issuer, such as management performance, financial leverage, corporate restructuring, and reduced demand for the issuers goods or service.

Market risk

The Fund will react to security market movements. The value of a security may decline due to general market conditions or economic trends or events that are not specifically related to a company. Generally equity securities (common stock) have greater volatility than fixed-income (bonds, debt) securities.

Performance Information

The Fund's inception date is October 1, 2007. Annual performance of the fund will become available after the first year of operation. As an indication of performance and risk, the following chart shows the performance for the S&P Total Return Model portfolio reduced by the expense charges applicable to the Bw Total Return Fund.

The actual performance of an individual participant in the Fund will differ from the S&P Model portfolio. The timing or dates when shares are purchased - whether shares are purchased when the market price of a security is below or above its average market price - will affect an individual participant's return.

Fee Table

This table describes the annual fees and expenses that you may pay if you buy and hold shares of the Fund.

Maximum sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	0.0%
Maximum Deferred Sales Charge (Load)	0.0%
Redemption Fee	0.0%
Exchange Fee	0.0%
Management Fee	0.55%
Other Expenses	0.0%
Total Annual Fund Operating Expenses	0.55%

Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund's operating costs remain the same. Although your actual costs may be higher or lower, based on these assumptions your cost would be:

1 year	3 years	5 years	10 years
$ 57.75	$ 181.02	$ 315.44	$ 707.09

The Fund has no redemption charge; there is no cost difference between holding shares or redeeming shares at the end of the illustrated periods.

Management

The Investment Adviser to the Fund is:

BenefitWorks, Inc.
336 Cumberland Street
Lebanon, PA 17042

BenefitWorks, Inc. has served as the adviser to the Total Return Portfolio since December, 2001, while the Fund was considered a 103-12 Account. ("103-12" refers to a section of the IRS Code; prior to September 1, 2007 the legal name of BenefitWorks, Inc. was Trefsgar & co., inc.)

The principal services the adviser provides the Fund are the purchase of securities as recommended by S&P (provider of the Total Return Model), fund accounting including calculation of the daily share net asset value, and the issuing and redemption of Fund shares.

The compensation to the investment adviser is 1/365th of .0055 (.0000150685) based on total fund assets on the closing of the trading market (NYSE) of every day. A discussion regarding the basis for the board of directors approving any investment advisory contract of the Fund will be available in the Fund's annual report.

The Fund does not have a portfolio manager as the portfolio's composition is determined by a team of security analysts employed by S&P (Standard & Poor's). S&P has provided security analytical services for more than fifty years, and is wholly owned by the McGraw-Hill Companies.

Shareholder Information

Pricing of Fund Shares

The price of Fund shares is based on the Fund's net asset value (NAV). Net asset value is determined by dividing the number of shares issued and outstanding into the total market value of the portfolio.

The securities within the portfolio are valued at their market value at the close of the trading day, currently 4 PM. A valuation will not occur on days when the New York Stock Exchange is not open, or on the day following Thanksgiving Day.

The price at which a purchase or redemption is effected is based on the next calculation of net asset value after the order is placed.

Purchase and Redemption of Shares

Shares are purchased and redeemed by the trustees of IRS qualified retirement plans directly from Fund based on instructions given to the plan administrator by the plan participants. A RETIREMENT PLAN PARTICIPANT MAY NOT PURCHASE OR REDEEM SHARES DIRECTLY FROM THE FUND. A participant's plan may permit participant initiated changes in the participant's investment choices, contribution rates, or rebalancing of account balances. Participants should refer to their plan Summary Description booklet or speak with the plan administrator to learn how to effect investment or contribution changes, receive distributions, designate beneficiaries, etc.

When a plan participant terminates service with a plan sponsor and requests a permissible distribution, the distribution will be in cash, not in Fund shares.

Interest, Dividends, and Capital Gains

Under qualified retirement plans, interest paid on cash or fixed income investments, dividends paid based on corporate stock ownership, and capital gains from the sale of appreciated securities are not distributed, but remain in the fund, increasing the NAV (net asset value).

Frequent Purchases and Redemptions of Fund Shares

The frequency of share purchases will be determined by the timing of payroll deduction of participant contribution, the timing of employer contributions, and the timing of payroll data sent to the plan administrator by the plan sponsor. Share redemptions will occur as participants transfer funds from one investment choice to another, and on participant in-service withdrawals and termination of employment. There are no restrictions by the Fund or fees for either purchase or redemption. Note however, that a plan sponsor may, under terms of the retirement plan, place restrictions on the frequency and timing of redemptions.

Financial Highlights

The Financial highlights table is intended to help you understand the Fund's financial performance for the past 5 years or, if shorter, the period of the Fund's operations). The Fund commenced operations, as a registered investment company (mutual fund), on October 1, 2007.

Fund Assets, Beginning of Period	$2,005,855.
Shares Outstanding	107,660.634
Net Asset Value, Beginning of Period	$18.631

Supplemental Information

Portfolio holdings on October 1, 2007

Issue	Shares	Cost/Market Value
Abbot Labs	2,643	$132,066
Allstate Corporation	2,053	117,411
Altria Group, Inc.	1,635	113,682
Bank of America Corporation	2,487	125,021
Chevron Corporation	1,513	141,587
Chubb Corporation	2,470	132,491
Coca Cola Company	2,678	153,905
Exxon Mobil Corporation	1,683	155,778
FPL Group, Inc.	2,294	139,659
Home Properties, Inc.	2,241	116,935
McDonalds Corporation	2,565	139,716
Microchip Technology, Inc.	3,661	132,968
Oneok Inc.	3.065	145,281
Regions Financial Corporation	3,595	105,981
Sensient Technologies Corp	5,205	150,268

		$2,002,748

Cash		$3,107

Total Assets		$2,005,855

Copies of the Prospectus, SAI (Statement of Additional Information), and recent shareholder reports can be found on our website at www.BenefitWorks.com. For more detailed information about the Trust and shares of the Fund, you may request a copy of the SAI. The SAI provides detailed information about the Fund, and is incorporated by reference into this Prospectus. This means that the SAI, for legal purposes, is a part of this Prospectus.

Additional information about the Fund's investments will be available in the Trust's Annual or Semi-Annual reports to shareholders. The Trust's annual report will include a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during the last fiscal year.

If you have any questions about the Fund or shares of the Trust or you wish to obtain the SAI, Semi-Annual or Annual report (as soon as they become available) free of charge, please:

Call:	1-800-931-3144
(toll free)	Monday through Friday
8:00 a.m. to 5:00 p.m. (Eastern Time)

E-mail:	Bwfunds@BenefitWorks.com

Write:	Bw Total Return Fund
c/o BenefitWorks, Inc.
336 Cumberland Street
Lebanon, PA 17042

Information about the Fund (including the SAI) can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C., and information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. Reports and other information about the Fund are available on the EDGAR Database on the SEC's website at www.sec.gov, and copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing to the Public Reference Section of the SEC Washington, D.C. 20549-0102.

No person is authorized to give any information or to make any representations about any Fund and its shares not contained in this Prospectus and you should not rely on any other information. Read and keep the Prospectus for future reference.

Investment Company Act File No.: 0001412499